5-81702

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form CB /A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 1)

This is Amendment No. 1 to Form CB dated March 23, 2006 and filed with the Commission on March 24, 2006.

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h) (8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15 (d) of the Exchange Act.

* N/A (see footnote)
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

N/A
(Jurisdiction of Subject Company's Incorporation or Organization)

Guardian Exploration Inc.[1]
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Guardian Exploration Inc., 538 Hurricane Drive, Springbank Airport, Calgary, Alberta T3Z 3S8, Canada (403) 730 -7666
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Information Circular mailed on March 23, 2006
(Date Tender Offer/Rights Offering Commenced)

---

* Guardian Exploration Inc. is a corporation to be formed under the laws of the Province of Alberta, Canada, upon and subject to the completion of an amalgamation of Resilient Resources Ltd. and Guardian Exploration Inc. (the "Amalgamation) This form CB is being furnished in connection with the Amalgamation.

***An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.**

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit 1.1 – Information Circular dated March 20, 2006 (furnished under cover of Form CB dated March 23, 2006)
Exhibit 1.2 – Letter of Transmittal (furnished under cover of Form CB dated March 23, 2006)
Exhibit 1.3 – Form of Proxy of Resilient (furnished under cover of Form CB dated March 23, 2006)
Exhibit 1.4 – Form of Proxy of Guardian (furnished under cover of Form CB dated March 23, 2006)

Item 2. Informational Legends

See reference to "Notice to United States Securityholders" appearing on the cover page and on page 5 in the Information Circular dated March 20, 2006 (furnished under cover of Form CB dated March 23, 2006)

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit 2.1 – Resilient's annual information form for the year ended December 31, 2005 dated March 20, 2006 (furnished under cover of Form CB dated March 23, 2006).

Exhibit 2.2 – The audited consolidated financial statements of Resilient as at and for the year ended December 31, 2005, together with the auditor report thereon (furnished under cover of Form CB dated March 23, 2006).

Exhibit 2.3 – Management's discussion and analysis of Resilient for the year ended December 31, 2005 (furnished under cover of Form CB dated March 23, 2006).

Exhibit 2.4 – The audited consolidated financial statements of Resilient (then named K2 Energy Corp.) as at and for the year ended December 31, 2004, together with the auditor report thereon (furnished under cover of Form CB dated March 23, 2006).

Exhibit 2.5 – Management's discussion and analysis of Resilient (then named K2 Energy Corp.) for the year ended December 31, 2004 (furnished under cover of Form CB dated March 23, 2006).

Exhibit 2.6 – The audited consolidated financial statements of Resilient (then named K2 Energy Corp.) as at and for the year ended December 31, 2003, together with the auditor report thereon (furnished under cover of Form CB dated March 23, 2006).

Exhibit 2.7 – Management's discussion and analysis of Resilient (then named K2 Energy Corp.) for the year ended December 31, 2003 (furnished under cover of Form CB dated March 23, 2006).

Exhibit 2.8 – Material Change Report dated April 13, 2006 (furnished under cover of this Amendment No. 1).

PART III – CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by Guardian Exploration Inc. on March 24, 2006.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Graydon Kowal
President & Chief Executive Officer

April 13/2006
(Date)

EXHIBIT 2.7

Material Change Report dated April 13, 2006.

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1: **REPORTING ISSUER**

Resilient Resources Ltd. ("Resilient")
550, 435 – 4th Avenue S.W.
Calgary, AB
T2P 3A8

ITEM 2: **DATE OF MATERIAL CHANGE**

April 13, 2006

ITEM 3: **PRESS RELEASE**

A press release disclosing the material change was issued by Resilient on April 13, 2006 through Canada Newswire.

ITEM 4: **SUMMARY OF MATERIAL CHANGE**

See the attached press release.

ITEM 5: **FULL DESCRIPTION OF MATERIAL CHANGE**

See the attached press release.

ITEM 6: **RELIANCE ON CONFIDENTIALITY PROVISIONS**

Not applicable.

ITEM 7: **OMITTED INFORMATION**

Not applicable.

ITEM 8: **EXECUTIVE OFFICER**

For further information, contact D. M. (Bud) McDonald, President and Chief Executive Officer, at 403.269.5870.

Resilient Resources Ltd. and Guardian Exploration Inc. Jointly Announce Guardian Financing and Acquisition Updates, Exchange Ratios for Merger and Exchange Listing Update

Calgary, Alberta - April 13, 2006 - Resilient Resources Ltd. ("Resilient") (TSX:RRL) and Guardian Exploration Inc. ("Guardian") announced today that Guardian completed its previously announced equity financing (the "Guardian Private Placement"), issuing 5,333,333 flow-through shares at a price of $0.75 per flow-through share and 1,480,000 common shares at a price of $0.65 per common share for net proceeds of $4,495,685. With the net proceeds from the Guardian Private Placement, Guardian completed its previously announced acquisition (the "Acquisition") of a working interest in northeast B.C. gas assets in one of Guardian's core areas for $4,000,000. The Acquisition added approximately 2.8 Bcf of proved plus probable reserves to Guardian's properties (based on forecast pricing of McDaniel & Associates Consultants Ltd. ("McDaniel") and discounted at 10%) and McDaniel assigned approximately $12.3 million to the net present value of future net revenues from the assets acquired under the Acquisition, both effective as of September 1, 2005. The completion of the Guardian Private Placement and the Acquisition were both conditions precedent to the completion of the amalgamation (the "Amalgamation") between Resilient and Guardian.

In order for the amalgamated company to have sufficient working capital, Guardian entered into a letter agreement with a third party (the "Lender"), subject to the Lender's final due diligence, for a convertible debenture financing (the "Debenture Financing"). Under the Debenture Financing, Guardian will issue to the Lender a secured convertible debenture (the "Debenture") in the principal amount of $4,500,000. The Debenture will mature 18 months from issuance, bear interest at a rate of 7% per annum (increasing to 10% per annum if the principal amount has not been re-paid within one year of its issuance and increasing to 14% per annum during an event of default) and be convertible into shares at a conversion price of $0.75 per Guardian common share. The Lender will also receive in connection with the Debenture Financing, 650,000 Guardian common shares as a finance fee and warrants to acquire 1,600,000 Guardian common shares at an exercise price of $0.75 per Guardian common share with an expiry date of 42 months from issuance. Under the Debenture Financing, upon notice to the Lender, the principal amount of the Debenture can be pre-paid in its entirety prior to the maturity of the Debenture if the amalgamated company is not in default under the terms of the Debenture; however, upon the Lender receiving such notice it will have five business days to determine whether to accept such pre-payment or convert the Debenture into shares. If the amalgamated company raises new equity or debt capital (excluding proceeds from warrant and option exercises) subsequent to the completion of the Debenture Financing, the Lender has the right to require that these funds be used to repay all or part of the outstanding principal amount of the Debenture, excluding the first $4,000,000 of funds received from the issuance of flow-through shares by the amalgamated company. In connection with the Debenture Financing, Wellington West Capital Markets Inc. will receive a commission of 6% cash and warrants to acquire 113,333 Guardian common shares at an exercise price of $0.75 per Guardian common share with an expiry date of 18 months from issuance. The Debenture Financing is

expected to close immediately prior to the closing of the Amalgamation. The net proceeds from the Debenture Financing are expected to be used to repay Guardian's bank indebtedness of $900,000 and for capital expenditures and general working capital purposes.

As previously announced, the number of common shares of the amalgamated company ("Amalco Shares") each shareholder of Resilient and Guardian would receive for each of their common shares under the Amalgamation is determined by the following formulas (where W is the net proceeds from the Guardian Private Placement, Y is the total purchase price paid by Guardian under the Acquisition, X is the number of common shares of Guardian issued under the Guardian Private Placement and V is the number of Guardian common shares issued after March 3, 2006 and prior to the effective date of the Amalgamation):

Resilient

$$\frac{20{,}000{,}000 \times [(3{,}000{,}000) \div (31{,}850{,}000 + W - Y)]}{12{,}015{,}841}$$

Guardian

$$\frac{20{,}000{,}000 \times [(28{,}850{,}000 + W - Y) \div (31{,}850{,}000 + W - Y)]}{(29{,}516{,}771 + X + V)}$$

As the Guardian Private Placement and Acquisition have been completed by Guardian, the W, X and Y variables are now known. W is $4,495,685, X is 6,813,333 and Y is $4,000,000. 68,853 Guardian common shares were issued as a finders' fee in connection with the Guardian Private Placement, so V will be 718,853 (assuming 650,000 Guardian common shares are issued under the Debenture Financing). Accordingly, each shareholder of Resilient is expected to receive 0.154376 of an Amalco Share for each Resilient common share held and each shareholder of Guardian is expected to receive 0.489758 of an Amalco Share for each Guardian common share. This will result in the Resilient shareholders and Guardian shareholders holding approximately 9.3% and 90.7% of the Amalco Shares, respectively, upon completion of the Amalgamation.

If the Debenture Financing is completed, the amalgamated company will have 20,000,000 Amalco Shares outstanding upon completion of the Amalgamation, with approximately 8,265,000 Amalco Shares reserved for issuance upon exercise of warrants, broker's warrants and stock options which may be granted under the amalgamated company's stock option plan.

The special meetings of the Resilient and Guardian shareholders to approve the Amalgamation will be held on April 13, 2006 and the Debenture Financing and Amalgamation are expected to close on April 20, 2006. The completion of the Amalgamation requires approval of the shareholders of each of Resilient and Guardian and completion of the Debenture Financing, among other conditions.

The Toronto Stock Exchange advised yesterday that they were not prepared to list the Amalco Shares. As a result, discussions were had with the TSX Venture Exchange regarding the listing of the Amalco Shares on such exchange and, based on such discussions, Resilient and Guardian are confident that the TSX Venture Exchange will approve the listing of the Amalco Shares. Conditional listing approval of the TSX Venture Exchange for the Amalco Shares is expected to be obtained by April 19, 2006, provided the TSX Venture Exchange is satisfied with its review of the required documentation.

For further information, contact:

Resilient

Gail Hibbs
Manager, Investor Relations and Corporate Affairs, Resilient Resources Ltd.
(403) 234-7242

Guardian

Graydon Kowal
President and CEO, Guardian Exploration Inc.
(403) 730-6333

or

David Mallory
Vice President, Finance and CFO, Guardian Exploration Inc.
(403) 730-6333

Forward-Looking Statements Advisory

This material change report contains statements concerning the terms of the Debenture Financing and the expected closing thereof; the expected exchange ratios in respect of the Amalgamation and the Amalgamation and the expected closing thereof, listing of the Amalco Shares on the TSX Venture Exchange or other expectations, plans, goals, objectives, assumptions, information or statements about future events, conditions, results of operations or performance that may constitute forward-looking statements or information under applicable securities legislation. Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. Such assumptions include, among other things: the Debenture Financing closing, TSX Venture Exchange approval of the listing of the Amalco Shares and the approvals and conditions in respect of the Amalgamation being obtained when expected. Although Resilient and Guardian believe that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because neither Resilient nor Guardian can give assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a

number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Resilient and Guardian and described in the forward-looking statements or information. These risks and uncertainties include, but are not limited to: the Debenture Financing closing, the necessary approvals in respect of the TSX Venture Exchange and Amalgamation being obtained, the state of the capital markets and general economic and business conditions. The forward-looking statements or information contained in this material change report are made as of the date hereof and neither Resilient nor Guardian undertake any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.